                                                                    Exhibit 13.4

                                  IVANHOE MINES

                              THIRD QUARTER REPORT

                               SEPTEMBER 30, 2002

                                                                               .
                                                                               .
                                                                               .

TABLE OF CONTENTS


ITEM 1.                FINANCIAL STATEMENTS

                       Consolidated Balance Sheets at September 30, 2002
                       (unaudited) and December 31, 2001

                       Unaudited Consolidated Statements of Operations and
                       Deficit for the Three and Nine Month Periods ended
                       September 30, 2002 and 2001

                       Unaudited Consolidated Statements of Cash Flows for the Three and Nine Month Period ended September 30, 2002 and 2001

                       Notes to the Unaudited Consolidated Financial Statements

ITEM 2.                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS.

IVANHOE MINES LTD.

CONSOLIDATED BALANCE SHEETS

                                                                                 SEPTEMBER 30,      DECEMBER 31,
(STATED IN U.S. $000'S)                                                              2002               2001
----------------------                                                           -------------      ------------
                                                                                 (UNAUDITED)
ASSETS
CURRENT
    Cash                                                                            $34,692            $25,805
    Accounts receivable                                                               7,660              2,423
    Inventories                                                                      23,806             22,529
    Prepaid expenses                                                                  2,442              1,333
    Future income taxes                                                                   -              4,635
                                                                                   --------           --------
                                                                                     68,600             56,725
INVESTMENTS                                                                          12,187              4,823
MINING PROPERTY, PLANT AND EQUIPMENT                                                167,658            181,670
OTHER MINERAL PROPERTY INTERESTS                                                      5,000                  -
OTHER CAPITAL ASSETS                                                                  1,846                524
FUTURE INCOME TAXES                                                                   2,817              2,440
OTHER ASSETS                                                                          1,469              1,420
                                                                                   --------           --------
                                                                                   $259,577           $247,602
                                                                                   ========           ========

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities                                        $24,005            $15,407
    Accrued loss on foreign exchange contract (Note 2)                                    -             15,450
    Current portion of long-term debt (Note 4)                                       23,726             20,133
                                                                                   --------           --------
                                                                                     47,731             50,990
LOAN PAYABLE TO RELATED PARTY                                                         5,292              4,696
LONG-TERM DEBT (NOTE 4)                                                               5,295             41,837
FUTURE INCOME TAXES                                                                  11,831             13,731
OTHER LIABILITIES                                                                     4,475              6,177
                                                                                   --------           --------
                                                                                     74,624            117,431
                                                                                   ========           ========
SHAREHOLDERS' EQUITY
SHARE CAPITAL
    Authorized
        Unlimited number of preferred shares without par value
        Unlimited number of common shares without par value
    Issued and outstanding
        201,914,213 (2001-171,158,484) Common Shares                                516,092            460,389
ADDITIONAL PAID-IN CAPITAL                                                            1,530              1,697
CONTRIBUTED SURPLUS (ARISING FROM STOCK-BASED COMPENSATION)                           3,261                  -
DEFICIT                                                                            (335,930)          (331,915)
                                                                                   --------           --------
                                                                                    184,953            130,171
                                                                                   --------           --------
                                                                                   $259,577           $247,602
                                                                                   ========           ========

APPROVED BY THE BOARD:

/s/ John Weatherall                             /s/ Kjeld Thyegsen
-------------------------                       -------------------------
Director                                        Director

IVANHOE MINES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                                                           Three months ended          Nine months ended
                                                               September 30,             September 30,
                                                          ---------------------   ---------------------------
(STATED IN U.S. $000'S)                                     2002         2001         2002           2001
-----------------------                                   ---------   ---------   ------------   ------------
(UNAUDITED)                                                                        (Note 1(b))    (Note 1(c))
REVENUE                                                   $  19,269   $  15,873    $  65,848     $  55,821
COST OF OPERATIONS                                          (13,925)    (10,635)     (46,315)      (37,309)
DEPRECIATION AND DEPLETION                                   (3,213)     (3,171)      (7,362)       (9,571)
                                                          ---------   ---------    ---------     ---------
OPERATING PROFIT                                              2,131       2,067       12,171         8,941

OTHER EXPENSES
   General and administrative                                (3,175)     (1,264)      (7,999)       (4,294)
   Interest on long-term debt                                (1,185)     (2,643)      (3,622)       (7,175)
   Exploration expenses                                      (9,994)     (2,035)     (18,307)       (4,308)
   Depreciation                                                (105)        (26)        (218)          (92)
                                                          ---------   ---------    ---------     ---------
LOSS BEFORE THE FOLLOWING                                   (12,328)     (3,901)     (17,975)       (6,928)
                                                          ---------   ---------    ---------     ---------

OTHER INCOME (EXPENSES)
   Mining property shut-down costs                             (752)       (553)      (1,699)       (2,559)
   Interest income                                              310         212          880         1,063
   Foreign exchange gain (loss)                                (530)     (2,888)       2,378       (10,669)
   Gain on settlement of debt (Note 2)                       32,466           -       32,466             -
   Other                                                       (108)        149        3,015           264
   Write-down of carrying values of assets (Note 2)         (18,000)          -      (18,000)            -
                                                          ---------   ---------    ---------     ---------
                                                             13,386      (3,080)      19,040       (11,901)
                                                          ---------   ---------    ---------     ---------
INCOME (LOSS) BEFORE INCOME AND CAPITAL TAXES                 1,058      (6,981)       1,065       (18,829)
   (Provision for) recovery of income and capital taxes        (559)      1,005       (2,708)        2,607
                                                          ---------   ---------    ---------     ---------
NET INCOME (LOSS)                                               499      (5,976)      (1,643)      (16,222)
DEFICIT, BEGINNING OF PERIOD                               (336,429)   (257,163)    (331,915)     (246,917)
EFFECT OF ACCOUNTING CHANGE (NOTE 1 (b))                          -           -       (2,372)            -
                                                          ---------   ---------    ---------     ---------
DEFICIT, END OF PERIOD                                    $(335,930)  $(263,139)   $(335,930)    $(263,139)
                                                          =========   =========    =========     =========

INCOME (LOSS) PER SHARE
   Basic                                                      $0.00      $(0.05)      $(0.01)       $(0.13)
   Diluted                                                    $0.00      $(0.05)      $(0.01)       $(0.13)
                                                          =========   =========    =========     =========

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING (IN 000'S)
   Basic                                                    201,816     128,136      191,190       126,040
   Diluted                                                  208,241     128,136      198,235       126,040
                                                          =========   =========    =========     =========

IVANHOE MINES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       Three months ended        Nine months ended
                                                                          September 30,             September 30,
                                                                      --------------------       --------------------
(STATED IN U.S. $000'S)                                                 2002         2001         2002          2001
-----------------------                                               --------     -------       -------      --------
(UNAUDITED)                                                                      (Note 1(c))                (Note 1(c))
OPERATING ACTIVITIES
    Net income (loss)                                                 $    499     $(5,976)     $ (1,643)     $(16,222)
    Items not involving use of cash
        Depreciation and depletion                                       3,318       3,197         7,580         9,663
        Write-down of carrying value of assets                          18,000           -        18,000             -
        Non-cash interest expense                                          273         971         1,668         3,176
        Unrealized foreign exchange (gain) loss                         (1,200)      4,296        (8,654)         (390)
        Provision for future waste mining costs
            and mine reclamation obligation                                318        (609)        1,094           497
        Gain on sale of investments                                          -         (24)         (508)         (148)
        Gain on settlement of debt                                     (32,466)          -       (32,466)            -
        Non-cash recovery of bad debt                                        -           -        (1,248)            -
        Non-cash stock-based compensation                                  524           -         1,179             -
        Future income taxes                                                464         857         2,358         (759)
        Other                                                                -           -          (205)            -
                                                                      --------     -------      --------      --------
                                                                       (10,270)      2,712       (12,845)       (4,183)
    Net change in non-cash operating working capital items
       (Note 7(c))                                                        (908)     (7,454)       (3,009)       (5,180)
                                                                      --------     -------      --------      --------
                                                                       (11,178)     (4,742)      (15,854)       (9,363)
                                                                      --------     -------      --------      --------

INVESTING ACTIVITIES
    Expenditures on investments                                            (38)          -        (5,019)            -
    Proceeds from sale of investments                                        -          84            10           362
    Expenditures on mining property, plant and equipment                (4,339)     (4,283)      (14,770)      (12,703)
    Expenditures on other mineral property interests                         -        (225)       (1,000)          (82)
    Expenditures on other capital assets                                  (640)          -        (1,540)            -
    Other                                                                  (15)         84           (49)            5
                                                                      --------     -------      --------      --------
                                                                        (5,032)     (4,340)      (22,368)      (12,418)
                                                                      --------     -------      --------      --------

FINANCING ACTIVITIES
    Share capital issued                                                   130       9,917        54,622        10,106
    Proceeds from long-term debt                                           925           -         9,387             -
    Repayment of long-term debt                                        (12,589)     (3,016)      (16,900)       (5,521)
                                                                      --------     -------      --------      --------
                                                                       (11,534)      6,901        47,109         4,585
                                                                      --------     -------      --------      --------
NET CASH (OUTFLOW) INFLOW                                              (27,744)     (2,181)        8,887       (17,196)
CASH, BEGINNING OF PERIOD                                               62,436      25,358        25,805        40,373
                                                                      --------     -------      --------      --------
CASH, END OF PERIOD                                                   $ 34,692     $23,177      $ 34,692      $ 23,177
                                                                      ========     =======      ========      ========
CASH IS COMPRISED OF:
    Cash on hand and demand deposits                                                            $ 13,051      $ 13,644
    Time deposits
        Restricted                                                                                 2,160         5,058
    Short-term money market instruments
        Restricted                                                                                 6,000         2,444
        Unrestricted                                                                              13,481         2,031
                                                                                                 -------      --------
                                                                                                 $34,692      $ 23,177
                                                                                                 =======      ========

Supplementary information (Notes 2 and 7)

IVANHOE MINES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. dollars)
(Unaudited)

1)   BASIS OF PRESENTATION


     a) These interim financial statements do not contain all the information required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company for the year ended December 31, 2001 (the "Annual Financial Statements").


     b)   The Company has adopted the recommendations of the new CICA Handbook
          Section 3870, Stock-based Compensation and Other Stock-based Payments, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that an entity has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company has adopted, on a retroactive basis without restatement of prior periods, the fair value method of accounting for stock options granted to employees and directors.

          This accounting change with respect to stock-based compensation resulted in an increase in the net loss for the three and nine months ended September 30, 2002 by $524,000 ($ nil per share) and $1,179,000 ($nil per share), respectively, and an increase in the deficit as at January 1, 2002 by $2,372,000.

          In all other respects, these financial statements follow the same accounting policies and methods of their application as the Annual Financial Statements.

     c) The comparative figures in these interim financial statements have been restated to give retroactive effect to the accounting change with respect to foreign currency translation as described in Note 3 (b) to the Annual Financial Statements. This change has resulted in a decrease of $445,000 ($ Nil per share) in the net loss for the three months ended September 30, 2001 and a decrease of $2,181,000 ($0.02 per share) in the net loss for the nine months ended September 30, 2001.

2)   ABM MINING LIMITED ("ABM")

     During 2001, a global slow down in the steel industry resulted in reduced demand for iron ore pellets. Management therefore commenced a restructuring of the mine plan and negotiated additional bank loans aggregating Australian ("A") A$21 million (U.S. $14 million) to June 30, 2002. In September 2002, the Company completed the debt restructuring negotiations with the major stakeholders in the Savage River project. As a result, the Company acquired outstanding third-party project debt and foreign currency exchange contract obligations totaling $41 million (A$75 million) at a cash cost of $8.1 million (A$15 million). This transaction has resulted in a non-cash $32.5 million gain on settlement of debt, and a provision for future income taxes of $2.1 million.

IVANHOE MINES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. dollars)
(Unaudited)

2)   ABM MINING LIMITED ("ABM") (CONTINUED)

     As a result of the debt restructuring, the Company has revised its mine plan at the Savage River project and completed a review of the carrying values of the Savage River mining property, plant and equipment. This review has resulted in an impairment provision of $18 million being made at September 30, 2002 for the estimated other than temporary decline in value and a recovery of future income taxes of $2.1 million.

     The Company will continue to review the carrying value of the Savage River capital assets on a regular basis for indications of further impairment. The economics of the Savage River Mine Project are particularly sensitive to changes in selling prices and operating costs. As a consequence, any adverse changes in those selling prices and/or operating costs would result in further impairment provisions and those provisions may be material. As at September 30, 2002, the carrying value of the Savage River capital assets was $36.7 million.

3)   MYANMAR IVANHOE COPPER COMPANY LIMITED ("JVCO")

     The Annual Financial Statements disclosed that it was likely that JVCo would not be in compliance with the minimum working capital requirement in its credit agreement during 2002. JVCo is currently in discussions with its lenders regarding clarification of the definition of this requirement. However, JVCo has not received a waiver from its lenders with respect to this requirement at September 30, 2002 and also with respect to the non-compliance with certain other financial covenants in the credit agreement. Accordingly, as required by Canadian GAAP, the entire amount of the Company's share of JVCo's loan payable aggregating $22.5 million at September 30, 2002 has been included in current liabilities. Notwithstanding the foregoing, JVCo has met all principal and interest payment obligations to date, which include aggregate principal payments of $45 million since the inception of the loan, of which $15 million was paid during the nine months ended September 30, 2002.

IVANHOE MINES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. dollars)
(Unaudited)

4)   LONG-TERM DEBT

                                                                  September 30,        December 31,
US$(000)                                                              2002                 2001
--------                                                          -------------        ------------
                                                                   (Unaudited)
JVCo:
                Share of loan payable                               $ 22,500            $ 30,000
ABM:
                Bank term loan                                             -              22,292
                Deferred purchase obligation                           4,673               3,933
                Equipment purchase loans                               1,848               5,205
                Unsecured loan                                             -                 540
                                                                    --------            --------
                                                                      29,021              61,970
Less: Amount included in current liabilities (Note 3)                (23,726)            (20,133)
                                                                    --------            --------
                                                                    $  5,295            $ 41,837
                                                                    ========            ========

     All of the long-term debt is non-recourse to Ivanhoe Mines Ltd.

5)   SHARE CAPITAL

     Since December 31, 2001, the Company has issued the following share capital:

                                                                        Number of
US$(000)                                                                  Shares        Amount
--------                                                               -----------     ---------
(Unaudited)
Balance, December 31, 2001                                             171,158,484      $460,389
Shares issued for:
   Private placements                                                   29,385,164        53,758
   Exercise of stock options                                             1,048,475         1,285
   Share purchase plan                                                      34,412            61
   Acquisition of investment                                               287,678           599
                                                                       -----------      --------
Balance, September 30, 2002                                            201,914,213      $516,092
                                                                       ===========      ========

     In the nine-month period ended September 30, 2002, the Company granted a total of 1,620,000 stock options, 1,048,475 options were exercised, and 995,875 options were cancelled.

     Stock options outstanding at November 15, 2002 totalled 12,032,594 with exercise prices and expiry dates ranging from Cdn $0.95 to Cdn $6.74 and November 8, 2003 to May 10, 2008, respectively. At November 15, 2002, a total of 205,147,382 Common Shares of the Company were outstanding.

IVANHOE MINES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. dollars)
(Unaudited)

6)   SEGMENTED INFORMATION

                              THREE MONTHS ENDED SEPTEMBER 30, 2002
------------------------------------------------------------------------------------------------------------
(Stated in 000's)                                COPPER     IRON     EXPLORATION   CORPORATE    TOTAL
-----------------                                -------   -------   -----------   ---------   -------
REVENUE                                         $ 5,123   $ 14,146    $      -      $     -    $ 19,269
COST OF OPERATIONS                               (2,746)   (11,179)          -            -     (13,925)
DEPRECIATION AND DEPLETION                         (893)    (2,320)          -            -      (3,213)
                                                -------   --------    --------      -------    --------
OPERATING PROFIT                                  1,484        647           -            -       2,131
                                                -------   --------    --------      -------    --------
    General and administrative                      (98)       (22)          -       (3,055)     (3,175)
    Interest on long-term debt                     (389)      (796)          -            -      (1,185)
    Exploration expenses                             (1)         -      (9,998)           5      (9,994)
    Depreciation                                      -          -        (105)           -        (105)
                                                -------   --------    --------      -------    --------
INCOME (LOSS) BEFORE THE FOLLOWING                  996       (171)    (10,103)      (3,050)    (12,328)
                                                -------   --------    --------      -------    --------
    Mining property shut-down costs                   -          -           -         (752)       (752)
    Interest income                                  17         11           8          274         310
    Foreign exchange gain (loss)                     (4)       891 (1)       1       (1,418)       (530)
    Gain on settlement of debt                        -     32,466           -            -      32,466
    Other income                                     14       (115)         (4)          (3)       (108)
    Write-down of carrying values of assets           -    (18,000)          -            -     (18,000)
                                                -------   --------    --------      -------    --------
INCOME (LOSS) BEFORE INCOME AND CAPITAL
TAXES                                             1,023     15,082     (10,098)      (4,949)      1,058
                                                -------   --------    --------      -------    --------
    (Provision for) recovery of income
         and capital taxes                           16        172        (237)        (510)       (559)
                                                -------   --------    --------      -------    --------
NET INCOME (LOSS)                               $ 1,039   $ 15,254    $(10,335)     $(5,459)   $    499
                                                =======   ========    ========      =======    ========

(1) This foreign exchange gain includes a $500,000 loss on the mark to market accrual of a foreign exchange contract and it excludes $300,000 of realized foreign exchange losses arising from the foreign exchange contract which became due during the period, as these losses had been previously accrued by the Company at December 31, 2001.


                                     THREE MONTHS ENDED SEPTEMBER 30, 2001
--------------------------------------------------------------------------------------------------------------
(Stated in 000's)                              COPPER          IRON        EXPLORATION  CORPORATE       TOTAL
-----------------                             -------       --------       -----------  ---------     --------
REVENUE                                       $ 4,004       $ 11,869        $     -       $     -     $ 15,873
COST OF OPERATIONS                             (2,078)        (8,557)             -             -      (10,635)
DEPRECIATION AND DEPLETION                     (1,207)        (1,964)             -             -       (3,171)
                                              -------       --------        -------       -------     --------
OPERATING PROFIT                                  719          1,348              -             -        2,067
                                              -------       --------        -------       -------     --------
   General and administrative                     116            (19)             -        (1,361)      (1,264)
   Interest on long-term debt                  (1,364)          (758)             -          (521)      (2,643)
   Exploration expenses                             -              -         (2,035)            -       (2,035)
   Depreciation                                     -              -            (26)            -          (26)
                                              -------       --------        -------       -------     --------
(LOSS) INCOME BEFORE THE FOLLOWING               (529)           571         (2,061)       (1,882)      (3,901)
                                              -------       --------        -------       -------     --------
   Mining property shut-down costs                  -              -              -          (553)        (553)
   Interest income                                 62             15             (1)          136          212
   Foreign exchange gain (loss)                     -         (3,288)            12           388       (2,888)
   Other income                                     -            126             (3)           26          149
                                              -------       --------        -------       -------     --------
(LOSS) INCOME BEFORE INCOME AND
CAPITAL TAXES                                    (467)        (2,576)        (2,053)       (1,885)      (6,981)

                                              -------       --------        -------       -------     --------
   (Provision for) recovery of income
   and capital taxes                                -          1,217             (1)         (211)       1,005

                                              -------       --------        -------       -------     --------
NET (LOSS)                                    $  (467)      $ (1,359)       $(2,054)      $(2,096)    $ (5,976)
                                              =======       ========        =======       =======     ========

IVANHOE MINES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. dollars)
(Unaudited)

6)   SEGMENTED INFORMATION (CONTINUED)

                                         NINE MONTHS ENDED SEPTEMBER 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
(Stated in 000's)                                              COPPER         IRON         EXPLORATION      CORPORATE       TOTAL
-----------------                                            --------       --------       -----------      ---------      --------
REVENUE                                                       $15,210       $ 50,638       $      -         $     -       $ 65,848
COST OF OPERATIONS                                             (7,839)       (38,476)             -               -        (46,315)
DEPRECIATION AND DEPLETION                                     (2,963)        (4,399)             -               -         (7,362)
                                                              -------       --------       --------         -------       --------
OPERATING PROFIT                                                4,408          7,763              -               -         12,171
                                                              -------       --------       --------         -------       --------
   General and administrative                                    (381)           (58)             -          (7,560)        (7,999)
   Interest on long-term debt                                  (1,287)        (2,335)             -               -         (3,622)
   Exploration expenses                                            (1)             -        (18,311)              5        (18,307)
   Depreciation                                                     -              -           (211)             (7)          (218)
                                                              -------       --------       --------         -------       --------
INCOME (LOSS) BEFORE THE FOLLOWING                              2,739          5,370        (18,522)         (7,562)       (17,975)
                                                              -------       --------       --------         -------       --------
   Mining property shut-down costs                                  -              -              -          (1,699)        (1,699)
   Interest income                                                 71             64             20             725            880
   Foreign exchange gain (loss)                                   (27)         1,936(2)          65             404          2,378
   Gain on settlement of debt                                       -         32,466              -               -         32,466
   Other income (expense)                                          20            (83)             5           3,073          3,015
   Write-down of carrying values of assets                          -        (18,000)             -               -        (18,000)
                                                              -------       --------       --------         -------        --------
INCOME (LOSS) BEFORE INCOME AND CAPITAL TAXES                   2,803         21,753        (18,432)         (5,059)         1,065
                                                              -------       --------       --------         -------       --------
   (Provision for) recovery of income and capital taxes          (107)        (3,482)           408             473         (2,708)
                                                              -------       --------       --------         -------       --------
NET INCOME (LOSS)                                             $ 2,696       $ 18,271       $(18,024)        $(4,586)      $ (1,643)
                                                              =======       ========       ========        ========       ========

(2) This foreign exchange gain includes a $3.7 million gain on the mark to market accrual of a foreign exchange contract and it excludes $7.3 million of realized foreign exchange losses arising from the foreign exchange contract which became due during the period, as these losses had been previously accrued by the Company at December 31, 2001.


                                            NINE MONTHS ENDED SEPTEMBER 30, 2001
-------------------------------------------------------------------------------------------------------------------------------
(Stated in 000's)                                             COPPER            IRON       EXPLORATION  CORPORATE       TOTAL
-----------------                                            --------         --------     -----------  ---------      --------
REVENUE                                                      $ 15,334         $ 40,487       $     -      $     -      $ 55,821
COST OF OPERATIONS                                             (6,112)         (31,197)            -            -       (37,309)
DEPRECIATION AND DEPLETION                                     (3,196)          (6,375)            -            -        (9,571)
                                                              -------         --------       -------      -------      --------
OPERATING PROFIT                                                6,026            2,915             -            -         8,941
                                                              -------         --------       -------      -------      --------
   General and administrative                                    (292)             (66)            -       (3,936)       (4,294)
   Interest on long-term debt                                  (3,205)          (3,207)            -         (763)       (7,175)
   Exploration expenses                                             -                -        (4,308)           -        (4,308)
   Depreciation                                                     -                -           (92)           -           (92)
                                                              -------         --------       -------      -------      --------
INCOME (LOSS) BEFORE THE FOLLOWING                              2,529             (358)       (4,400)      (4,699)       (6,928)
                                                              -------         --------       -------      -------      --------
   Mining property shut-down costs                                  -                -             -       (2,559)       (2,559)
   Interest income                                                256              112             5          690         1,063
   Foreign exchange gain (loss)                                     -          (10,812)          (43)         186       (10,669)
   Other income                                                     -              119            (5)         150           264
                                                              -------         --------       -------       ------       -------
INCOME (LOSS) BEFORE INCOME AND CAPITAL TAXES                   2,785          (10,939)       (4,443)      (6,232)      (18,829)
                                                              -------         --------       -------       ------       -------
   (Provision for) recovery of income and capital taxes            30            3,139           (14)        (548)        2,607
                                                              -------         --------       -------       ------       -------

NET INCOME (LOSS)                                             $ 2,815         $ (7,800)      $(4,457)     $(6,780)     $(16,222)
                                                              =======         ========       =======      =======      ========

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. dollars)
(Unaudited)
-------------------------------------------------------------------------------
7)   SUPPLEMENTARY CASH FLOW INFORMATION

     a) During the three months ended June 30, 2002, the Company issued 287,678 Common Shares at a deemed value of $599,000 in respect of the purchase of 7.4 million common shares of Intec Ltd.

          During the three months ended June 30, 2002, the Company divested itself of its iron ore project in Norway and extinguished the related outstanding debt of $3.5 million.

          During the three months ended March 31, 2002, the Company exchanged its investment in GTL Resources Plc, which had a carrying value of $1.4 million, for an equity interest in Resource Investment Trust with a fair value of $1.9 million.

          Also during the three months ended March 31, 2002, the Company completed the earn-in of a 100% interest in the Oyu Tolgoi project in Mongolia by paying cash of $1 million and by incurring an obligation to make a $4 million payment within one year.

     b)

                                                          Three Months Ended            Nine Months Ended
                                                            September 30,                 September 30,
                                                         --------------------        ---------------------
$ (000)                                                   2002          2001          2002           2001
-------                                                  -----        -------        ------        -------
Interest paid                                            $ 912         $1,501        $1,954        $4,128
Income and capital taxes paid (recovered)                   94              1           350          (148)

     c)   Net change in non-cash working capital items:

                                                              Three Months Ended           Nine Months Ended
                                                                 September 30,               September 30,
                                                             ---------------------       ---------------------
$ (000)                                                        2002          2001          2002          2001
-------                                                      -------       -------       -------       -------
Accounts receivable                                          $(3,312)      $   614       $(5,232)      $(1,153)
Inventories                                                      786        (6,473)       (1,277)       (7,492)
Prepaid expenses                                                (174)          328        (1,163)         (289)
Accounts payable and accrued liabilities                       1,792        (1,923)        4,663         3,754
                                                             -------       -------       -------       -------
                                                             $  (908)      $(7,454)      $(3,009)      $(5,180)
                                                             -------       --------      -------       -------

8)   SUBSEQUENT EVENT

     Subsequent to September 30, 2002, the Company acquired 2 million Units of Pacific Minerals Inc. ("Pacific") for cash of $1,256,000 (Cdn. $2,000,000). Each Unit consists of one common share and one share purchase warrant of Pacific which is exercisable for a period of two years at an exercise price of Cdn. $1.10. In addition, the Company acquired from former shareholders of Pacific an additional 6.6 million common shares of Pacific in exchange for 2,374,960 Common Shares of the Company with a deemed value of $4,818,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Net income for the quarter was $0.5 million or $0.0 per share, compared with a loss of $6.0 million or $0.05 per share in 2001.

The Company spent a total of $ 10.0 million on exploration activities in the quarter, the majority of which was spent on the Company's Mongolian properties. In Mongolia, as a result of its exploration and drilling efforts, the Company has identified several zones of mineralization.

         Drilling on the Far North zone of Oyu Tolgoi, has discovered an extensive zone of high grade copper-rich mineralization.

         Drilling on the Southwest, South and Central zones of Oyu Tolgoi has discovered thick intercepts of gold and copper mineralization.

         Drilling on the Kharmagtai project located 120 kilometers north of Oyu Tolgoi, intercepted near-surface high grade gold and copper porphyry mineralization similar to mineralization encountered on some mineralized zones at Oyu Tolgoi.

In the third quarter of 2002, the copper division's operating profit after depreciation and depletion totaled $1.5 million, representing an increase of $0.8 million over the same period in 2001.

In the third quarter of 2002, the iron division's operating profit after depreciation and depletion decreased by $0.7 million over the same period in 2001. Excluded from the 2002 third quarter operating expenses was $4.2 million (year to date $8.0 million) in capitalized pre-stripping charges.

In the third quarter of 2002, the Company acquired, through a A$15 million cash payment, approximately A$75 million in the iron division's outstanding bank debt and currency hedge obligations, resulting in a non-cash US$32.5 million pre-tax gain on the transaction. As well, the Company wrote-down its investment in Savage River by US$18 million based on a decrease in estimated recoverable reserves and the recent strengthening of the Australian dollar resulting in a decrease in estimated future cash flows.

In the third quarter of 2002, cash out-flow from operations increased from $4.7 million in 2001 to an $11.2 million cash out-flow in 2002.

At September 30, 2002, working capital was $20.9 million, including cash of $34.7 million compared with working capital of $40.1 million and cash of $62.4 million at the end of June 2002.

OPERATIONS

COPPER OPERATION

                                                         THREE MONTHS ENDED SEPTEMBER 30, 2002
                                               -----------------------------------------------------------
                                                     Total operation            Company's 50% net share
                                               ---------------------------   -----------------------------
                                                                  PERCENT                        PERCENT
                                                                 INCREASE                        INCREASE
COPPER                                          2002   2001     (DECREASE)   2002      2001     (DECREASE)
------                                         -----  -----     ----------   ----      ----     ----------
Tonnes of Ore to heap       Tonnes (000's)     2,859  1,997         43%
Grade                       CuCn%              0.46%  0.57%       (19%)
Strip ratio                 Waste/Ore           0.57   0.33         73%
Cathode production          Tonnes             7,173  5,924         21%      3,587     2,962            21%
Sales                       Tonnes             6,869  5,540         24%      3,435     2,770            24%
                            US$/pound                                       $ 0.72    $ 0.70             3%
                            US$(000)                                         5,123     4,004            28%
Cost of operations          US$(000)                                         2,746     2,078            32%
Operating profit            US$(000)                                         1,484       719           106%

                                                               NINE MONTHS ENDED SEPTEMBER 30, 2002
-------------------                               -------------------------------------------------------------
                                                        Total operation              Company's 50% net share
                                                  -----------------------------   -----------------------------
                                                                       PERCENT                        PERCENT
                                                                      INCREASE                        INCREASE
COPPER                                             2002     2001     (DECREASE)    2002      2001    (DECREASE)
------                                            ------   ------    ----------    ----      ----    ----------
Tonnes of Ore to heap          Tonnes (000's)      8,903    5,732         55%
Grade                          CuCn%               0.55%    0.61%        (10%)
Strip ratio                    Waste/Ore            0.41     0.27         52%
Cathode production             Tonnes             20,796   19,603          6%     10,398      9,802         6%
Sales                          Tonnes             20,427   19,528          5%     10,214      9,764         5%
                               US$/pound                                           $0.71      $0.76        (7%)
                               US$(000)                                           15,210     15,334        (1%)
Cost of operations             US$(000)                                            7,839      6,112        28%
Operating profit               US$(000)                                            4,408      6,026       (27%)

During the third quarter of 2002, JVCo increased its cathode production by 21% over a year ago. JVCo's ability to increase production was the result of the multi-stages expansion program instigated early in 2002. Current plans call for an increase in cathode throughput from 28,700 tonnes per year capacity achieved in September 2002 to a target of 33,000 tonnes per year by April 2003.

In the third quarter of 2002, in order to achieve higher copper production levels, total ore mined increased by 43% and the ore grade decreased by 19%. As a result, total cost of operation increased by 32%, representing a 6% increase in unit operating costs.

The reduction in interest expense is mainly the result of lower interest rates and a reduction in the total amount of debt. In the first nine months of 2002, JVCo made debt repayments of $15 million.

IRON OPERATION

                                       THREE MONTHS ENDED SEPTEMBER 30, 2002
                            ----------------------------------------------------------------
                                                                                    PERCENT
                                                                                    INCREASE
IRON                                                      2002          2001       (DECREASE)
----                                                    -------       -------      ----------
Tonnes milled                 (000's)                     1,249         1,189            5%
Concentrate production        Tonnes                    528,371       509,860            4%
Grade                         DTR %                         42%           43%          (2%)
Pellet production             Tonnes                    513,114       487,777            5%
Pellet sales                  Tonnes                    507,984       405,942           25%
Sales                         US$/tonne                     $28           $29          (5%)
                              US$(000)                   14,146        11,869           19%
Cost of operations            US$(000)                   11,179         8,557           31%
                              US$/tonne                     $22           $21            4%
Operating profit              US$(000)                      647         1,348         (52%)

                                          NINE MONTHS ENDED SEPTEMBER 30, 2002
                              --------------------------------------------------------------
                                                                                    PERCENT
                                                                                    INCREASE
IRON                                                     2002          2001        (DECREASE)
----                                                  ---------     ---------      ----------
Tonnes milled                 (000's)                     3,623         2,818           29%
Concentrate production        Tonnes                  1,660,140     1,505,270           10%
Grade                         DTR %                         46%           53%         (13%)
Pellet production             Tonnes                  1,622,873     1,470,184           10%
Pellet sales                  Tonnes                  1,702,444     1,352,593           26%
Sales                         US$/tonne                     $30           $30          (1%)
                              US$(000)                   50,638        40,487           25%
Cost of operations            US$(000)                   38,476        31,197           23%
                              US$/tonne                     $23           $23          (2%)
Operating profit              US$(000)                    7,763         2,915          166%

In the third quarter of 2002 tonnages of pellet sold increased by 25% over a year ago and as a result of a 5% decrease in the pellet unit sales price, sales increased by 19%.

During the third quarter of 2002, operating costs increased by 31% over the same period in 2001 representing a net unit cost increase of 4%. Excluded form the 2002 third quarter operating expenses was $4.2 million (year to date $8.0 million) in capitalized pre-stripping charges.

Total depreciation in the third quarter increased by 18% over the same period last year due to a lowering in that quarter of estimated recoverable reserves. This decrease in estimated recoverable reserves and the expected strengthening of the Australian dollar over the next few years resulted in a $18.0 million impairment provision against the value of the Savage River assets.

The Australian dollar reached a low point of US$0.5272 per A$ at the beginning of August, following which it steadily strengthened to a high of US$0.5669 (+7.5%) in early November. The US$18.0 million impairment provision at the end of September 2002 assumes US$0.57 as the estimated Australian exchange rate in years subsequent to 2002.

In the fourth quarter of 2002, the Savage River operation is expected to increase its reliance on the softer ore from the South deposit which will require blending of stockpiled low-grade material. In order to maintain the same level of pellet productivity, the Savage River operation expects to offset this anticipated decrease in grade with improvements in the mill throughput.

GOLD

BAKYRCHIK GOLD MINE -- As a result of additional controls imposed in the second quarter of 2002 by the government of Kazakhstan on the import of hazardous material, production at the Bakyrchik gold mine was stopped for most of the third quarter due to a shortage of cyanide. Gold production in the third quarter of 2002 totaled 177 ounces. Revenues from the gold sales were netted against the mining property shut-down costs.

In November 2002, the Company's subsidiary "Bakyrchik Mining Venture" was notified by the Government of Kazakhstan that its application for an extension of certain exploration rights under a mining license had been denied. The Company's position is that "Bakyrchik Mining Venture" is legally entitled to the extension and that the Government does not have the right to deny granting it. The Company plans to pursue its legal rights to the extent necessary to protect its interests in Kazakhstan. It is too early to assess the extent, if any, to which the failure to obtain the extension sought would adversely affect those interests.

EUNSAN GOLD MINE -- During the third quarter of 2002, the Eunsan mine continued its test mining and milling program resulting in the production and sale of 3,248 ounces of gold and 125,039 ounces of silver contained in dore. Production in the fourth quarter of 2002 will be considerably lower as the feed to the mill will switch from the high-grade to the low-grade portion of the stockpile.

While the mine operated throughout the third quarter from ore stockpiled on surface, the Eunsan operations continued its efforts to complete the development of the underground ramp. Following the completion of the ramp in October of 2002, an infill underground drilling program is scheduled to be completed in the fourth quarter of 2002. Once the infill program has been completed and an updated block model and mine plan is completed, underground mining is expected to re-commence on a commercial basis. As a result, all underground development costs have been expensed and revenues generated from the processing of stockpiled ore have been netted against exploration and development costs.

EXPLORATION

Exploration expenses in the third quarter of 2002 totaled $10.0 million compared to $2.0 million for the same period in 2001. The majority of the $8.0 million increase is due to increased activities at the Oyu Tolgoi project and other Mongolian properties.

OYU TOLGOI, MONGOLIA -- During the third quarter of 2002, work at Oyu Tolgoi tested the high priority targets in the Far North IP anomaly with continued delineation drilling in the Central, SW Oyu and South Oyu Zones. Several metallurgical core holes were drilled in Central Oyu to collect large diameter core for test work on leaching and concentrating.

In-fill drilling will resume in Central when Far North drilling has finished. During the quarter approximately 20,115 meters of core drilling was completed on the Oyu Tolgoi property using a total of nine drilling rigs. Four more drilling rigs are expected to be used in the fourth quarter of 2002.

KHARMAGTAI, MONGOLIA -- During the third quarter of 2002, the Company started drilling on the Kharmagtai project, located 120 kilometers north of the Oyu Tolgoi project. Field sampling, mapping and geophysical surveys completed on the Kharmagtai project during 2002 have delineated a series of porphyry-related targets which the Company intends to drill in the fourth quarter of 2002.

MONGOLIA RECONNAISSANCE -- The Company has plans to test other targets uncovered by its field sampling and mapping activities, including Oyut Ulaan , Oyut Ovoo, Saran Uul, Chandman Yul and Shuteen.

CHINA -- In conjunction with its exploration efforts in Mongolia, the Company is also pursuing various gold and platinum opportunities in China through a joint venture with Pacific Minerals Inc. The Company has the right to participate in the development of Pacific's 217 Gold project in Inner Mongolia, the JBS Platinum Palladium project in Yunnan Province, and a right of first refusal to participate in all new mineral projects discovered by Pacific in China.

MODI TAUNG, MYANMAR -- The Modi Taung gold project mainly consists of the driving of underground exploration adits and surface diamond drilling. Since inception, 4,200 meters of adits were driven on five separate vein systems.

Total exploration expenditures in third quarter of 2002 were as follows:

Project                                            US$ million
-------                                            -----------
Oyu Tolgoi                                           $ 4.4
Kharmagtai                                             0.8
General reconnaissance and administration
-- all Mongolia projects                               2.0
Modi Taung                                             0.5
China                                                  0.4
Korea, net of incidental revenues                      1.9
                                                     -----
                                                     $10.0
                                                     =====

CORPORATE

General and administrative expenses increased from $1.4 million in the third quarter of 2001 to $3.1 million in the same period in 2002. The $1.7 million increase is mainly attributed to higher travel, legal and administrative expenses related to the Company's expansion programs and activities throughout the year.

The increase in mining property shut-down costs is mainly attributed to the lower gold revenues netted against the care and maintenance costs at the Bakyrchik gold mine.

The majority of the $0.05 million loss on foreign exchange in the third quarter of 2002 resulted from the weakening of the Canadian dollar as the majority of the equity raised in the second quarter of 2002 was invested in money instruments denominated in Canadian dollars.

In the third quarter of 2002, the Company acquired, through a A$15 million cash payment, approximately A$75 million in outstanding debt and currency hedge obligations owed by Savage River to a third party bank. This debt acquisition resulted in a pre-tax gain on debt settlement of US$32.5 million.

LIQUIDITY

In the third quarter of 2002, the Company's cash balances decreased from $62.4 million at the beginning of the quarter to $34.7 million at the end of the quarter. The $27.7 million decrease in cash included $4.5 million in debt repayments, $8.1 million in debt acquisition, $5 million in capital asset expenditures and $11.2 million in expenditures for operating activities.

In the fourth quarter of 2002, the Company through a $1.3 million (Canadian $2.0 million) private placement acquired 2.0 million shares of Pacific Minerals Inc. The Company also acquired 6.6 million shares of Pacific Minerals Inc. in exchange for the issuance of 2.4 million Ivanhoe common shares.

In the third quarter of 2002, the Company negotiated a settlement with the banker for Savage River whereby it extinguished, by making a cash payment of A$15 million, outstanding bank debts and all remaining currency hedge obligations valued at a total of approximately A$75 million.

At September 30, 2002, the $22.5 million long-term debt obligation of the copper operations in Myanmar has been classified as current liabilities as a result of non-compliance with certain covenants of the S&K credit agreement. To date, the S&K operation has met all principal and interest obligations and the Company is of the opinion that the lenders will not demand repayment of the loan, notwithstanding the foregoing.

The Company's existing cash resources are sufficient to meet all of its currently planned expenditures and the Company's ongoing exploration activities in Mongolia and elsewhere will require ongoing funding in order to continue development of such properties. Over the long term, the Company still needs to obtain additional funding for, or third party participation in, its undeveloped or partially developed projects in order to bring them into full production. Such projects include the Letpadaung Copper project, the Mongolia properties, the Bakyrchik Gold Mine and the Eunsan Gold Mine. Since factors beyond the Company's control may adversely affect its access to funding or its ability to recruit third party participants, there can be no assurance the Company's undeveloped or partially developed projects can be fully developed in whole or in part.